
NOV 2 7 2006
WASH. D.C.
213
SECTION


Morgan

The Morgan Crucible Company plc

24th November 2006

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com


06018864

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,





PROCESSED
DEC 0 1 2006
THOMSON FINANCIAL

David Coker
Company Secretary

Enclosure



I:\Stock Exchange Announcements\SEC Filing Letter.doc

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Directorate Change
Released	07:00 24-Nov-06
Number	6389M

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:6389M
Morgan Crucible Co PLC
24 November 2006

24 November 2006

THE MORGAN CRUCIBLE COMPANY PLC ("MORGAN") NAMES
TIM STEVENSON OBE AS NEW CHAIRMAN

Morgan is pleased to announce the appointment of Tim Stevenson OBE as its new Chairman. The appointment will be effective from 1 December 2006 following the retirement of Lars Kylberg after three years as the Company's Chairman.

Tim Stevenson, 58, has been the Chairman of Travis Perkins plc, the builders' merchants, since November 2001. He is also the Senior Independent Director of Tribal plc, the provider of consulting and professional support services, and was the Senior Independent Director of National Express plc until late 2005. From 1975 to 2000, Tim held a variety of senior management positions at Burmah Castrol plc, including Chief Executive from 1998 - 2000. He is also a qualified barrister.

Mark Robertshaw, Chief Executive Officer, said: "I am delighted to welcome Tim to Morgan. He brings a wealth of experience both of global industrial businesses from his long and successful tenure at Burmah Castrol plc, and as a Board Chairman from his time at Travis Perkins. I am delighted that he has accepted the position. I should also like to thank Lars for his ten years of service to Morgan as a non-executive Director and wish him a long and happy retirement".

The Company confirms that there are no other matters requiring disclosure in relation to listing rule 9.6.13.

Enquiries:

The Morgan Crucible Company plc 01753 837 000
Victoria Gould

Finsbury 020 7251 3801
Ed Simpkins
Patrick Allerton

END